SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
CNPJ/MF nº 02.558.115/0001-21
NIRE 4130001760-3
A Listed Company

MINUTES OF THE 33rd MEETING
OF THE BOARD OF DIRECTORS

DATE, TIME AND VENUE: On the first (1st) day of the month of February, 2005, at 10:30 a.m., TIM Participações S.A. the Board of Directors held a meeting in the city and State of Rio de Janeiro, at Avenida das Américas, 3434, Bloco 1, térreo, Barra da Tijuca, according to the call notice signed by the Chairman of the Board and sent to the other Directors on January 24, 2005. PRESENT: all the Directors. The Members of the Statutory Audit Committee were also present: Messrs. José Antonio Machado, Antonio Abrahão Chalita, José Antônio Ramos and Josino de Almeida Fonseca, as well as the representative of the independent auditors, Mr. Mauro Moreira. Dr. Fabiano Gallo was appointed secretary of the meeting. The required quorum having been ascertained and following the usual proceeding, the order of business was read and the Board started transacting business. RESOLUTIONS PASSED: 1. Collective Bargaining Agreement and negotiations related to the Employees’ Profit Sharing Program: the Executive Officers complemented the presentation on the theme made to the Board Meeting held on December 16, 2004 and, after the proper explanations, the Directors adopted by unanimous vote the 2004/2005 Collective Bargaining Agreement and the Employees’ 2004 Profit Sharing Program negotiated with the union representing our employees (SINTTEL-PR); 2. Budget and Business and Goals Strategy Plan for fiscal year 2005: After the detailed presentation made by the Executive Officers and discussion by the Directors, the Budget and Business and Goals Strategy Plan for fiscal year 2005 was approved by majority vote; the Plan reflects and consolidates the budgets of our controlled companies. Director Isaac Selim Sutton voted against this item of the order of business because he believes the document submitted by the Board of Executive Officers should contain more detailed information on the accounts and line items thereof, in particular in what concerns the intended investments. The other Directors, though of a different opinion and having voted for the approval, requested the Board of Executive Officers to provided the information requested by the dissenting Director in due time; 3. Directors’ Report and Financial Statements as of December 31, 2004: After the presentation by the Executive Officers, clarifications provided by the representative of the independent auditors and discussion among the Directors, the Directors’ Report and Financial Statements as of December 31, 2004 was approved by unanimous vote. The Financial Statements were Audited by Ernst & Young Auditores Independentes S/S and will be submitted to the Shareholders’ Meeting in due time; 4. Proposed Destination of the Profits for 2004 and declaration of dividends: After the proper discussions, the Directors resolved by majority vote, with the contrary vote of Director Isaac Selim Sutton described below, to approve and submit to the Shareholders’ Meeting the following proposal for the destination of the 2004 fiscal year profits and distribution of dividends: out of the net income achieved by the Company in 2004, amounting to two hundred and eighty-six million, eight hundred and seventy-three thousand, three hundred and seventy-four reals and sixty cents (R$ (286,873,374.60), (i) proposal for the destination of five per cent (5%) to the Legal Reserve, in compliance with Law nº 6.404/76 and our Articles of Organization, totaling fourteen million, three hundred and forty-three thousand, six hundred and sixty-eight reals and seventy-three cents (R$ 14,343,668.73), (ii) proposal for the destination of seventy-two million, six hundred and thirty-two thousand, four hundred and twenty-six reals and forty-seven cents (R$ 72,632,426.47) to the distribution of dividends, including interest on equity (IOE) approved by the Board of Directors on December 16, 2004. The division of the dividends between common and preferred shares, already including the above mentioned IOE, is the following: (a) Common Shares: twenty-five million, six hundred and eighty thousand, nine hundred and sixty-six reals and sixty-two cents (R$ 25,680,966.62), corresponding to a net payment of R$ 0.0970 per lot of one thousand shares, (b) Preferred Shares: forty-two million, four hundred and fifty-one thousand, four hundred and fifty-nine reals and eighty-five cents (R$ 42,451,459.85), corresponding to a net payment of R$ 0.0970 per lot of one thousand shares. The amounts proposed above exceed the mandatory dividend and the priority dividend payable to preferred shares as set forth in our Articles of Organization, (iii) it was proposed that the balance of the profits be retained as provided by Law nº 6.404/76 (art. 196) and kept in the Surplus Reserve for Expansion, destined to the expansion of the mobile communications plant. As mentioned above, Director Isaac Selim Sutton voted against the proposal for the retention of profit in item (iii) above, since he is of the opinion that the Company investments should also be funded by medium- and long-term loans. That Director disagrees with the proposed destination of the profits and with the economic-financial grounds of the capital budget submitted, since in his opinion the cost of our own capital is greater than the cost of funds available in the market, combined with the fact that there is a cash surplus. The other Directors voted in favor of the proposed destination of the profits for fiscal year 2004 and the distribution of dividends, since in their opinion it complies with Law nº 6.404/76 and our Articles of Organization, and is also consistent with the Company’s business and investment plan; 5. Proposed Capital Budget: After the presentation made by the Executive Officers, the majority of the Directors, taking into account the contrary vote by Director Isaac Selim Sutton mentioned in item 4 above, resolved to approve and submit to the Shareholders’ Meeting the proposed capital budget for 2005, amounting to five hundred and sixty-one million, seven hundred and eighty-three reals (R$ 561,783,000.00), comprising mostly investment in the network, information technology, equipment and points of sale, in order to fulfill the business plan for that period; 6. Proposed Capitalization of the Tax Benefit generated by the amortization of the premium in fiscal year 2004: After the proper discussion, the Directors resolved by unanimous vote to approve and submit to the Shareholders’ Meeting the following capital increase: (i) amount of the capital increase: fifty-four million, nine hundred and fifty-four thousand, twenty-seven reals and six cents (R$ 54,954,027.06), corresponding to the tax benefit received by our subsidiaries in 2004 from the amortization of the premium transferred to the subsidiaries in 2000. According to CVM Instruction nº 319/99 and the Break-Up and Merger Protocols dealing with the issue, that amount will be capitalized in the subsidiaries, followed by the capitalization in the Company in behalf of TIM Brasil Serviços e Participações S.A., beneficiary and holder of said amounts, (ii) shares to be issued: the proposal comprises the issue of 62.3% preferred shares and 37.7% common shares, in order to maintain their current ratio in the capital, (iii) issue price: three reals twenty-five cents (R$ 3.25) per lot of 1,000 common shares and three reals and forty-nine cents (R$ 3.49) per lot of 1,000 preferred shares, corresponding to the average quotation of our shares on the São Paulo stock exchange over the ten last trading days before February 1, 2005, (iv) period for the exercise of the preemptive right by the other shareholders: thirty (30) days, (v) dividends: the shares issued shall entitle to full dividends concerning 2005 fiscal year; 7. Proposed Capital Increase, without the issue of new shares: After the due discussions, the Directors resolved by unanimous vote to approve and submit to the Shareholders’ Meeting the following proposal for capital increase: (i) amount of the capital increase: one hundred and fifteen million, five hundred and forty-two thousand, two hundred and forty-four reals, seventy-three cents (R$ 115,542,244.73), according to the provisions of article 40, para. 2 of the Articles of Organization, and Article 169, para. 1 of Law nº 6.404/76, (ii) other terms and conditions: the proposed capital increase shall benefit all our shareholders, no new shares being issued. Assuming the approval by the shareholders of the proposed capital increases described in this item and in item 6 above, the Shareholders’ Meeting shall also appreciate the amendment to article 5 of the Articles of Organization, concerning the Company capital; 8. Proposed amendment to article 11 of the Articles of Organization, pursuant to art. 35, para. 3 of Law nº 6.404/76: After the due discussions, the Directors resolved by unanimous vote to approve and submit to the Shareholders’ meeting the following proposal for amendment to article 11 of the Articles of Organization, in order to expressly provide that the depository institution of the securities issued by the Company may charge shareholders for the cost of book-entry share transfer, said article taking on the following form, if the proposal is approved by the shareholders: “Art. 11 – The shares in the Company shall be book-entry shares and shall be maintained in a depository account with a financial institution in the name of their holders, no certificates being issued. The depository institution may charge shareholders for the cost of transferring their shares, as provided in article 35, para. 3º of Law 6.404/76.”; 9. Proposed amendment to article 23, IX of the Articles of Organization, concerning the authority of the Board of Directors to determine the sale or encumbrance of permanent assets: After the due discussions, the Directors resolved by unanimous vote to approve and submit to the Shareholders’ meeting the following proposal for amendment to article 23, IX of the Articles of Organization, in order to set forth a limit up to which the Board of Executive Officers is authorized to sell or encumber assets (except for real property), without the need for the Directors’ approval, said article taking on the following form, provided this proposal is approved by the shareholders: “Art. 23 – In addition to the duties provided by law, the Board of Directors is charged with: (...) IX. authorizing the sale or encumbrance of any real or other Company property integrating the permanent assets the individual book value of which exceeds one hundred thousand reals (R$100,000.00), it being agreed that the Board of Executive Officers may decide on such operations up to a limit of one million and two hundred thousand reals (R$ 1,200,000.00) per year;”; 10. Call for the Annual and Special Shareholders’ Meeting: Finally, the Directors resolved by unanimous vote to authorize the call for the Annual and Special Shareholders’ Meeting, to transact the applicable business, including the business provided in items 3 to 9 above; 11. Any Other Business: As mentioned above, Director Isaac Selim Sutton requested the recording of the fact that the investment made in fiscal year 2004, described in the applicable item of the Directors’ Report, exceed by 17.8% the capital budget amounts approved by the Shareholders’ Meeting of the Company and the company merged into it, Tele Nordeste Celular Participações S.A., in April 2004. At the request of Director Isaac Selim Sutton, the other Directors agreed to submit that matter to the appreciation of the Shareholders’ Meeting, including the submission of the statement concerning that additional amount mentioned herein, in order to explain such departure. Finally, and mentioning the notes to the Financial Statements, Director Isaac Selim Sutton reiterated his comment that the Company should not enter into loan agreements with related parties. The Executive Officers explained that the Company had already settled all the loan agreements with related parties existing on December 31, 2004. CLOSING: There being no other business, the meeting was adjourned and these minutes were prepared, read and confirmed by those present. Rio de Janeiro, February 1, 2005.

Mario Cesar Pereira de Araujo	Franco Bertone
Chairman	Director

Isaac Selim Sutton	Fabiano Gallo
Director	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 15, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer